7035 Ridge Road Hanover, Maryland 21076 www.ciena.com	David M. Rothenstein Senior Vice President, General Counsel and Secretary Direct Dial: 410.981.7303 Fax: 410.865.8001 E-mail : DRothens@ciena.com

Mr. Nicholas Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Re:	Ciena Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed June 30, 2017 File No. 333-219060

Ciena Corporation

Schedule TO-I

Filed June 30, 2017

File No. 005-54195

Dear Mr. Panos:

This letter is in response to the staff’s comment letter dated July 10, 2017, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Form S-4”) and Schedule TO-I (the “Schedule TO”) filed by Ciena Corporation (the “Company”). Below are the Company’s responses to the staff’s comments. For the convenience of the staff, we have set out each of the staff’s comments in italics immediately preceding the Company’s corresponding response.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-4 (“Amendment No. 2”) and Amendment No. 1 to the Schedule TO, which reflect the responses to the comments received by the Staff and certain updated information. Page number references in the responses refer to page numbers in Amendment No. 2.

Form S-4

Prospectus Cover Page

1.     We note the legend on the cover page of Form S-4 states “[t]he information in this preliminary prospectus supplement is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete. Please refer to our publicly available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Response: In response to the Staff’s comment, the Company has revised the legend on the cover page.

Securities and Exchange Commission

July 14, 2017

Selected Consolidated Financial Data, page 20

2.     The financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A appear to have been incorporated by reference into the Schedule TO. Accordingly, the information required by Item 1010(c) of Regulation M-A has to be included in the prospectus. At present, not all of these required disclosures appear to have been made. Please revise to include all of the disclosures specifically required by Item 1010(c)(1) and (c)(5) of Regulation M-A, or advise. Refer to the staff guidance available in interpretation I.H.7 of the Division of Corporation Finance’s July 2001 Supplement to Publicly Available Telephone Interpretations available at the following link: https://www.sec.gov/divisions/corpfin/cfguidance.shtml#tor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 to include all of the disclosures specifically required by Item 1010(c)(1) and (c)(5) of Regulation M-A.

The Exchange Offer

Terms of the Exchange Offer; Period for Tendering Old Notes, page 23

3.     We note the representation that tenders will not be accepted from holders in a jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in the tender offer with this rule provision.

Response: The Company understands that Rule 13e-4(f)(8)(i) requires the exchange offer to be open to all holders. In response to the Staff’s comment, the Company has revised the disclosure on page 23 to remove the disclosure that states that tenders will not be accepted from holders in a jurisdiction in which the exchange offer would not be in compliance with the securities or blue sky laws of that jurisdiction. The Company will not exclude tendering holders based on the jurisdiction of such holder.

Procedures for Tendering Old Notes, page 24

4.     The Offeror represents that all questions as to the validity, form, eligibility and acceptance of tendered securities will be determined in its sole discretion and will thus be viewed as “final and binding.” Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction, and make a corresponding change to the same language on the following page under the heading, “Binding Interpretation,” and anywhere else necessary in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26 and 27 to be clear that the determinations referenced by the staff are subject to action of a court of competent jurisdiction.

5.     Rule 13e-4(a)(4) defines the term “commencement” as “the transmittal form or statement regarding how the transmittal form may be obtained.” In light of the codified definition of commencement, please advise us whether or not the tender offer has commenced within the meaning of that term as used in Rule 13e-4.

Securities and Exchange Commission

July 14, 2017

Response: The Company advises the staff that it believes that the tender offer commenced on June 30, 2017 within the meaning of Rule 13e-4. The Company’s outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) are only held electronically in book-entry form through the facilities of the Depository Trust Company (“DTC”). Accordingly, the sole means for a holder of Old Notes to tender is by an electronic acknowledgement through the transmittal facilities of DTC’s Automated Tender Offer Program (“ATOP”), and the Company has confirmed with the trustee of the Old Notes and with DTC that it is eligible to conduct the tender offer through ATOP. The Company advises holders that all of the Old Notes must be tendered through ATOP and instructs holders how to do so, including in “Summary – Procedures for Exchange” on page 2, in response to the question “How do you participate in the exchange offer?” on page 6, and in “Procedures for Tendering Old Notes” on page 24.

The Company is aware that Rule 13e-4(a)(4) states that, “[f]or purposes of this section, the means to tender includes the transmittal form or a statement regarding how the transmittal form may be obtained.” The Company understands this language to mean that the means to tender can include a traditional letter of transmittal, but the language is permissive and does not require that there be a letter of transmittal. Providing a letter of transmittal in light of the electronic, book-entry nature of the Old Notes described above would be meaningless for the holders of the Old Notes. By providing the holders of the Old Notes information on the means to tender — through ATOP — the Company has given holders the means to tender their notes and has therefore commenced the tender offer within the meaning of “commencement” as used in Rule 13e-4.

Withdrawal Rights, page 26

6.     Please disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offer may always be withdrawn, or advise us of the legal basis upon which the Offeror relied to exclude this information. See Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 26 to disclose that securities not yet accepted for payment after the expiration of forty business days from the commencement of the offer may always be withdrawn.

Conditions for Completion of the Exchange Offer, page 26

7.     Refer to the assertion that reads in relevant part as follows: “...regardless of the circumstances giving rise to the failure of the condition.…” The tender offer may not be terminated at any time for any reason, such as the action or inaction by the Offeror, without the issuer tender offer potentially constituting an illusory offer in contravention of Section 14(e). Please revise the language on page 27 to make clear, if true, that the Offeror may only terminate the tender offer pursuant to objectively determinable offer conditions specified in tender offer. Please make corresponding changes throughout the prospectus to the extent necessary, such as the wording on page (ii).

Response: In response to the Staff’s comment, the Company has revised disclosure on the cover page of the prospectus and pages 2, 6 and 27 and deleted disclosure that was on page 28 of Amendment No.1 to the Form S-4.

Securities and Exchange Commission

July 14, 2017

8.     Refer to the statement that reads in relevant part as follows: “In addition [to the specified offer conditions], prior to the expiration date, we reserve the right to terminate [ ] the exchange offer in our sole discretion for any or no reason.” This statement, if read literally and without qualification and interpretation, provides the Offeror with the absolute right to terminate the tender offer regardless of the existence of the offer conditions. Please revise the language so that it is not inconsistent with Section 14(e).

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 6 and 27.

Conditions, page 28

9.     The Offeror’s failure to exercise its rights under any of the listed conditions does not impliedly represent or automatically result in a waiver of these rights. If a material offer condition is triggered, however, and the Offeror determines to proceed with the offer anyway and without disclosure, we believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that the Offeror reserves the right to disclose the existence of offer conditions which have been triggered at its convenience if at all. Refer to Rule 13e-4(d)(2).

Response: In response to the Staff’s comment, the Company has revised the disclosure, including on page 27, and deleted disclosure that was on page 28 of Amendment No. 1 to the Form S-4.

10.     Refer to the assertion that reads in relevant part as follows: “...each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time.” Notwithstanding earlier language that characterized the conditions as “precedent to the exchange offer,” and the subsequent acknowledgment that the offer could only be terminated to the extent that the conditions were not satisfied before offer expiration, asserting that the offer conditions are an “ongoing right” that may be asserted at “any time” implies that the conditions could be asserted after offer expiration. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 and deleted disclosure that was on page 28 of Amendment No. 1 to the Form S-4.

11.     Advise us, with a view towards revised disclosure, why two separate sections of the prospectus exist within pages of each other to describe terms relating to the conditions.

Response: In response to the Staff’s comment, the Company has deleted the section titled “Conditions” and moved certain of its contents into the section titled “Conditions for Completion of the Exchange Offer.”

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Securities and Exchange Commission

July 14, 2017

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at 410.981.7303 or email me at DRothens@ciena.com.

Very truly yours,

/s/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary

cc:	Christina M. Thomas, Staff Attorney

Erik J. Lichter, Vice President and Deputy General Counsel

Michael J. Silver, Hogan Lovells US LLP

William I. Intner, Hogan Lovells US LLP